News Release

September 16, 2005	SVU:TSX-V

Spur Ventures Appoints New Corporate Secretary

Vancouver, Canada – SPUR VENTURES INC. is pleased to announce that Michael J. Kuta has accepted an appointment as General Counsel and Corporate Secretary of Spur Ventures Inc. Mr. Kuta has more than 20 years of experience in corporate, commercial and tax law, both in private practice and with public and private corporations. Mr. Kuta has an HBA from the University of Western Ontario and an LLB from the University of British Columbia.

The Company has granted Mr. Kuta options at current market to purchase 200,000 common shares of the Company at $1.50 per share. The grant of options is subject to TSX Venture Exchange approval.

Spur Ventures Inc. aims to be the premier integrated fertilizer manufacturer in China, with plans to produce up to one million tonnes per year of high -quality NPK fertilizer for domestic consumption in the central province of Hubei, China. These expansion plans include the development of the largest phosphate deposit in China, located near Yichang City.

For further information, please contact Dr. Robert Rennie at 604-689-5564, Mr. Michael Kuta at 604-697-6201 or visit the website at www.spur-ventures.com.

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
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